January 15, 2015

Eric McPhee
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR Filing

Re:          Vestin Realty Mortgage II, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 000-51892

Dear Mr. McPhee:

On behalf of Vestin Realty Mortgage II, Inc, we are responding to comments received from the Commission letter dated December 19, 2014.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-Q for the quarterly period ended June 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Staff Comment

1.
We note your response to comment three of our letter dated November 10, 2014. Please reconcile the total net fair value of the assets/consideration received and the total net book value of the assets transferred/sold provided in your response with the amounts disclosed on Note H on page 22.

Company Response

Note H includes two schedules (1) acquisition-date fair value of the total consideration transferred and (2) Estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

(1)	The following table reconciles the acquisition-date fair values of the total consideration transferred to our response to comment three of our letter dated November 10, 2014:

	Cash	Ft. Lauderdale	Memphis Court	Memphis Poplar	Kansas City	St. Louis	Red Mountain	Reconciliation
Note H	$1,392,000	$1,890,000	$63,000	$1,441,000	$1,550,000	$2,875,000	$1,208,000	$10,419,000
MVP (a)	-	(629,000)	(3,000)	(73,000)	(78,000)	(146,000)	-	(929,000)
VRTA (a)	(101,000)	-	(26,000)	(674,000)	(708,000)	(1,318,000)	-	(2,827,000)
Immaterial difference	-	-	-	-	-	-	-	51,000
VRTB	$1,291,000	$1,261,000	$34,000	$694,000	$764,000	$1,411,000	$1,208,000	$6,714,000

(a) Note H represented the total equity of each asset held by all owners of the properties, except for Red Mountain, which reflected only the 49% held by Vestin Realty Mortgage II, Inc. (“VRTB”). To reconcile this total of $10,419,000, we reduce these balances by the equities owned by MVP REIT, Inc. (“MVP”) and Vestin Realty Mortgage I, Inc. (“VRTA”).

(2) The following table reconciles the estimated fair values of the assets acquired and liabilities assumed at the acquisition date to our response to comment three of our letter dated November 10, 2014:

	Wolfpack	Devonshire	SE Properties	ExecuSuites	Reconciliation
Note H	$2,616,000	$2,460,000	$2,718,000	$2,898,000	$10,692,000
SL Rev Aje (a)	59,000	26,000	11,000	6,000	102,000
VRTA (b)	(749,000)	(696,000)	(764,000)	(813,000)	(3,022,000)
VRTB	$1,926,000	$1,790,000	$1,965,000	$2,091,000	$7,772,000

(a) Note H did not include the deferred rental assets totaling $102,000. Deferred rental assets are the difference between the rental income received and the rental income recognized on a straight-line basis.
(b) The equity owned by VRTA totaling $3,022,000 must be reduced to reconcile to the equity held by VRTB.

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Tracee Gress
Tracee Gress
Chief Financial Officer
Vestin Realty Mortgage II, Inc.